Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SEC Question dated June 3rd, 2011, regarding Cellcom Israel Ltd. Form 20-F for the Fiscal year ended December 31, 2010

The SEC question is quoted as follow:

Form 20-F for the fiscal year ended December 31, 2010
Risk Factors, page 10
We may not be able to obtain permits to construct and operate cell sites, page 12
1. Please confirm through a cross-reference to Note 12-Provisions that your estimated reasonably possible cost to address all of the cell site issues is encompassed in your provision for possible loss for dismantling and restoring sites.

Answer to the above question:

The Company's management hereby confirm that the estimated reasonably possible costs included in the Company’s provision for dismantling and restoring sites address and encompass all of the relevant cell sites issues related to obtaining permits to construct and operate cell sites described in the Risk Factor Section of our Form 20-F for the fiscal year ended December 31, 2010.

The Construction and operation of cell sites in Israel is subject to the relevant regulation which primarily consists of the Israeli National Zoning Plan 36 published in May 2002 and the provisions of the Israeli Planning and Building Law, which sets the obligation to receive a building permit for the construction of cell sites. The construction of radio access devices, which are cell site of smaller dimensions, is further regulated in the Israeli Communication Law. In the Company's annual report for the year ended December 31, 2010 (on form 20-F) under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction” (page 63), the Company details the various permits required for the construction and operation of cell sites,  including details regarding the exemption from obtaining building permits for radio access devices, and the legal and regulatory proceedings regarding those issues. In addition, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” of the annual report (page 12), the Company detailed the risk factors regarding the obtaining of such permits.

The Company has recognized a provision in the amount of NIS 17 million for dismantling and restoring sites according to accounting standards IAS 37 (49-50), IAS 16 BC (13-16), and IFRIC 1. When building a new cell site, the Company estimates the future costs for dismantling and restoring the site and records a provision for these costs.

The Company examines all the parameters of these future costs, such as discount rate and the estimated period until dismantlement. These parameters are based on past experience and knowledge obtained during the life time of the Company's cell sites.  The Company records a provision on all of the cell sites that are in use during the relevant period which also takes into account all the sites with pending permit issues and the effect of any significant new legislation or court ruling when occurs. As of December 31, 2010, the estimated effect of  not obtaining all permits to construct and operate cells sites was immaterial in respect of the provision for dismantling and restoring sites based on the Company’s past experience together with management’s judgments and estimates for the effect of recent changes. The assets’ depreciation period in respect of the accounting treatment for dismantling and restoring sites is based on the estimation of the period as mentioned above.

In connection with our responding to your comments, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

Sincerely,

/s/ Yaacov Heen
Yaacov Heen
Chief Financial Officer